

13030083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC

SEC FILE NUMBER
8- 25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee (City) Florida (State) 32303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell 850-386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place (Address) Tallahassee (City) Florida (State) 32308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2012


James D.A.
Holley & Co.
Certified Public Accountants

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2012

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CAROLINE MENUET SCOTT
Commission # EE 168438
Expires March 24, 2016

Signature

President /CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. -Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- (1) [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (1) [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (1) [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not applicable - Exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(ii).

CONTENTS

JAMES D.A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

AICPA TAX SECTION

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645

www.holleycpa.com

MEMBERS

FLORIDA INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

Report on the Financial Statements

We have audited the accompanying financial statements of Mowell Financial Group, Inc. which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation in the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 8 through 12 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.


James D.A. Holley & Co,

February 24, 2013

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current assets:	
Cash	$ 21,018
Commissions receivable	22,741
Securities	7,498
Prepaid insurance	4,400
Total current assets	55,657
Other assets:	
Other receivables	144,726
Property and equipment	54,458
Cash value of life insurance	48,543
Deferred taxes	130,131
	$433,515

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 32,522
Settlement payable	18,980
	51,502
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	361,900
Retained earnings	20,013
	382,013
	$433,515

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2012

Income:	
Commissions	$ 466,881
Settlement modification	26,813
Other	145
	493,839
Expenses:	
Salaries and commissions	201,064
Clearing costs	63,412
Payroll taxes and employee benefits	32,867
Occupancy	50,321
Insurance	60,054
Office	15,333
Securities news services and subscriptions	7,029
Professional fees	21,990
Fees and licenses	5,003
Other expenses	917
	457,990
Income before income taxes	35,849
Income taxes	15,995
Net income	$ 19,854

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2012

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2011	$ 100	$ 361,900	$ 159
Net income			19,854
Balance, December 31, 2012	$ 100	$ 361,900	$ 20,013

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 19,854
Adjustments to reconcile net income to net cash provided by operating activities:	
Settlement modification	(26,813)
Gain on investments	(144)
Depreciation	7,762
Increase in receivables	(59,724)
Decrease in prepaid insurance	2,200
Decrease in deferred tax asset	15,995
Increase in payables	10,154
Net cash used in operating activities	(30,716)
Cash flows from investing activities:	
Purchase of equipment	(3,908)
Investment in cash value of life policy	(2,568)
Net cash used in investing activities	(6,476)
Decrease in cash and cash equivalents	(37,192)
Cash at beginning of year	58,210
Cash at end of year	$ 21,018

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mowell Financial Group, Inc. is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and in eight U.S. states. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in a bank checking account and in the client interest program of its clearing agent, Raymond James & Associates, Inc.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for uncollectible accounts has not been established because these receivables are all current and collected shortly after year end.

Revenue Recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenue is primarily comprised of selling commissions earned as compensation in connection with securities transactions which are recognized on a trade-date basis.

Property and Equipment

Property and equipment originally purchased for $214,144 consists of office furniture and equipment, and security equipment. It is depreciated by the straight-line method over the estimated useful lives of the assets, ranging from 3-20 years. Depreciation expense was $7,762 for the year and accumulated depreciation totaled $159,686 as of year end.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Subsequent events have been evaluated through February 24, 2013, which is the date the financial statements were available to be issued.

2. SECURITIES

Investments in marketable securities are carried at fair value. Fair value is determined by reference to quoted market prices in active markets for identical assets which is Level 1 within the hierarchy established by accounting standards. Gains and losses on securities are accounted for by the specific identification method.

Investment securities consist of equity securities with a cost basis of $3,301 and market value of $7,498. The net gain on investments for the year is $144.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

4. INCOME TAXES

The Company has net operating losses totaling approximately $695,000. These losses can be carried forward to offset future taxable income through 2029. The current tax benefit of these net operating losses is $34,240. The estimated deferred tax asset for the carryforward of the net operating losses is $130,131. The size of the losses, current market conditions, and anticipated tax law changes make the estimated tax benefit subject to change. The Company's federal and state income tax returns are subject to examination by tax authorities generally for three years after they are filed.

5. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2012 for rent. Other operating costs of each company are sustained by the business incurring the expense. At year end, other receivables of $144,726 are owed by Mowell Financial Group, N.A.

6. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

The settlement payable of $18,980 is a fine owed to the State of Alabama for engaging in securities transactions without being actively registered in that state at that time. A debt agreement was filed allowing the Company to refrain from reporting the liability against its net capital.

The original agreement called for the Company to pay 5% of its quarterly gross commissions earned until the entire settlement of $125,000 is paid in full. In 2012, the Company requested a modification of the terms of the agreement due to economic conditions and hardship to the firm. The Alabama Securities Commission agreed to accept one-half of the remaining balance then due in quarterly payments of 2.5% of its quarterly gross commissions. This modification resulted in a $26,813 forgiveness of debt.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
December 31, 2012

Balance, beginning of year	$ 59,704
Settlement modification	(26,813)
Payments	(13,911)
Balance, end of year	$ 18,980

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2012

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 382,013
Deduct ownership equity not allowable for net capital		______
Total ownership equity qualified for net capital		382,013
Additions:		
Liabilities subordinated to claims of general creditors allowable in the computation of net capital		18,980
Deductions:		
Total non-allowable assets		333,715
Net capital before haircuts on securities positions		67,278
Haircuts on securities		1,125
Net capital		$ 66,153

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 66,153
Minimum net capital required	$ 2,169	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		5,000
Excess net capital		$ 61,153
Excess net capital at 120%		$ 60,153

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 32,522
Percent of aggregate indebtedness to net capital	49.16%
Percent of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	4.73 %

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2012

Net capital - unaudited Form X-17A-5, Part IIA	$ 70,983
Reconciling items – year end adjustment to accounts payable	(4,830)
Net capital - audited	$ 66,153

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

In planning and performing our audit of the financial statements of Mowell Financial Group, Inc. as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Mowell Financial Group, Inc.'s practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.



February 24, 2013

MOWELL FINANCIAL GROUP, INC.

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2012



James D.A.
Holley & Co.
Certified Public Accountants

MOWELL FINANCIAL GROUP, INC.

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2012

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

AICPA TAX SECTION

JAMES D.A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645

www.holleycpa.com

MEMBERS

FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Mowell Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Mowell Financial Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Mowell Financial Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounting records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2013

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ended December 31, 2012 $403,469

General assessment @ .0025 $1,009

Payments:		
July 31, 2012	$	482
January 28, 2013		607
Overpayment to be applied to July 2013 assessment		(80)
	$	1,009